Exhibit 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three		For the Six
	Months Ended		Months Ended
	July 1,	June 25,	July 1,	June 25,
	2005	2004	2005	2004

Pre-tax earnings(a)	$1,504	$1,293	$3,096	$2,884

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	4,921	2,121	9,233	4,068

Pre-tax earnings before fixed charges	6,425	3,414	12,329	6,952

Fixed charges:
Interest	4,870	2,076	9,130	3,974
Other(b)	51	45	103	94

Total fixed charges	4,921	2,121	9,233	4,068

Preferred stock dividend requirements	23	12	33	25

Total combined fixed charges and preferred stock dividends	$4,944	$2,133	$9,266	$4,093

Ratio of earnings to fixed charges	1.31	1.61	1.34	1.71

Ratio of earnings to combined fixed charges and preferred stock dividends	1.30	1.60	1.33	1.70

(a)	Excludes undistributed earnings from equity investments.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.